VisuWall Technologies Inc.

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	33,708.40
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	113,820.00
Prepaid Expenses	888.80
Uncategorized Asset	0.00
Accounts Payable (A/P)	-30,084.67
Brex Business Card (0342)	0.00
Chase #0073 (2892)	-4,958.03
Deferred Revenue	-113,820.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-34,153.90**
Net cash provided by operating activities	**$ -445.50**
INVESTING ACTIVITIES	
Deposit	0.00
Net cash provided by investing activities	**$0.00**
FINANCING ACTIVITIES	
Loan - Brent Gindall	-64,060.00
PPP Loan	1,059.27
SBA Loan	23,300.00
Additional Paid in Capital:Owner's Investment	6,552.63
Additional Paid in Capital:SAFE	660,000.00
Net cash provided by financing activities	**$626,851.90**
NET CASH INCREASE FOR PERIOD	**$626,406.40**
Cash at beginning of period	-9,796.20
CASH AT END OF PERIOD	**$616,610.20**

VisuWall Technologies Inc.

Profit and Loss
January - December 2020

	TOTAL
Income	
License Fee Income	113,820.00
Total Income	**$113,820.00**
GROSS PROFIT	**$113,820.00**
Expenses	
Advertising & Marketing	1,118.99
Bank & CC Fees	
Bank Charges	797.90
Finance Charge	133.25
Total Bank & CC Fees	**931.15**
Contributions	35.00
Meals & Entertainment	
Entertainment	35.00
Meals	1,584.18
Total Meals & Entertainment	**1,619.18**
Office Supplies & Software	
Dues & Memberships	1,208.99
Insurance	3,426.20
Office Expense	1,782.34
Software	10,067.09
Telephone/Internet	1,649.76
Total Office Supplies & Software	**18,134.38**
Payroll	
Contractors	
Contractor - Media	-2,000.00
Total Contractors	**-2,000.00**
Payroll Taxes	3,541.91
Salaries & Wages - admin	42,499.98
Total Payroll	**44,041.89**
Professional Services	
Accounting	7,867.00
Legal	21,056.71
Market Research	13,227.00
Other	730.00
Total Professional Services	**42,880.71**
Taxes & Licenses	172.00
Travel	
Airfare	1,454.05
Hotel and Lodging	1,969.44
Transportation	866.14

VisuWall Technologies Inc.

Profit and Loss
January - December 2020

	TOTAL
Travel Insurance	129.40
Total Travel	**4,419.03**
Uncategorized Expense	0.00
Total Expenses	**$113,352.33**
NET OPERATING INCOME	**$467.67**
Other Income	
Misc Income - Grant Income	28,369.47
Total Other Income	**$28,369.47**
Other Expenses	
Interest Paid	6,678.74
Prior Year	-11,550.00
Total Other Expenses	**$ -4,871.26**
NET OTHER INCOME	**$33,240.73**
NET INCOME	**$33,708.40**

VisuWall Technologies Inc.

Balance Sheet
As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bill.com Money Out Clearing	0.00
Chase CHK #5156	22,234.53
Chase SAV #2090	100.00
SVB Operating #8893	594,275.67
Total Bank Accounts	**$616,610.20**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Prepaid Expenses	0.00
Uncategorized Asset	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$616,610.20**
Other Assets	
Deposit	0.00
Shareholder Receivable	12,856.00
Total Other Assets	**$12,856.00**
TOTAL ASSETS	**$629,466.20**

VisuWall Technologies Inc.

Balance Sheet
As of December 31, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	11,222.88
Total Accounts Payable	**$11,222.88**
Credit Cards	
Brex Business Card (0342)	0.00
Chase #0073 (2892)	-13.44
Total Credit Cards	**$ -13.44**
Other Current Liabilities	
Accrued COGS	0.00
Deferred Revenue	0.00
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$11,209.44**
Long-Term Liabilities	
Loan - Brent Gindall	0.00
PPP Loan	1,059.27
SBA Loan	23,300.00
Total Long-Term Liabilities	**$24,359.27**
Total Liabilities	**$35,568.71**
Equity	
Additional Paid in Capital	
Equity - HB	89,522.00
Owner's Investment	31,563.63
SAFE	1,210,000.00
Total Additional Paid in Capital	**1,331,085.63**
Common Stock	281.00
Owner's Equity	0.00
Owner's Pay & Personal Expenses	0.00
Retained Earnings	-771,177.54
Net Income	33,708.40
Total Equity	**$593,897.49**
TOTAL LIABILITIES AND EQUITY	**$629,466.20**